[SUNBEAM LOGO]

FOR IMMEDIATE RELEASE:

                SUNBEAM CORPORATION NAMES NEW MARKETING EXECUTIVE

         FORT LAUDERDALE, FL - September 18, 1996 - Sunbeam Corporation (NYSE:SOC) announced today that it has named Donald R. Uzzi to the position of Vice President, Marketing. Mr. Uzzi will be responsible for global marketing activities for Sunbeam and will report to Newt White, Sunbeam's Executive Vice President, Consumer Products Worldwide.

         Mr. Uzzi most recently was president of Quaker Oats North American Beverages Division where he lead the development of a marketing strategy that allowed Gatorade to thrive in the face of new major competition from Coke and Pepsi while increasing Gatorade's profitability by 25%. Prior to that position, he held several senior executive positions in his 6 year tenure at Pepsi-Cola where he was responsible for various activities such as brand management and regional sales and marketing. Mr. Uzzi also spent 11 years at Procter and Gamble, serving in various sales and marketing capacities.

         Albert J. Dunlap, the Company's Chairman and Chief Executive Officer, stated, "Donald has proven himself a very successful marketing professional having developed marketing strategies for such well known brands as Gatorade/Registered trademark/, Pepsi/Registered trademark/, Crest/Registered trademark/ and Scope/Registered trademark/. His experience in managing multi-hundred million dollar marketing programs will be a valuable asset as we move forward in turning around Sunbeam."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam/Registered trademark/ and Oster/Registered trademark/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

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Contact: Media:                                      Investor Relations:
         Pete Judice                                 John DeSimone
         (212)614-4506                               Sunbeam Corporation
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